Exhibit 2.2

November 30, 2007

Mr. Harold M. Anderson
3101 Clairmont Road, Suite C
Atlanta, GA 30329

Dear Mr. Anderson:

Reference is made to the Asset Purchase Agreement, dated as of October 31, 2007 (the “Purchase Agreement”), by and among Delta Acquisition, LLC (“Buyer”), CSS Industries, Inc., C.R. Gibson, Inc. (“Seller”), and the shareholders of Seller. All capitalized terms used herein, and not otherwise defined herein, shall have the meanings ascribed to them in the Purchase Agreement.

This letter shall confirm that, pursuant to Section 3.1 of the Purchase Agreement, the effective time of the Closing shall be 12:00 a.m. Eastern Standard Time on December 1, 2007.

This letter also shall confirm that Letricia Kroger and Joanie Burns should be removed from Schedule 8.8-2 of the Purchase Agreement, and that Carl Osbourne and Edwin Smith should be added to Schedule 8.8-2 of the Purchase Agreement.

This letter also shall confirm that, for purposes of consummating the Transactions on the date hereof, the Buyer has waived certain closing conditions set forth in Exhibit “A” attached hereto (each, a “Closing Condition”). Except for the waived Closing Condition with respect to Seller’s delivery, pursuant to Section 8.13 of the Purchase Agreement, of certain intellectual property assignments from Wayne Cole, Richard Cook, and Linzi Croy, which waiver is based solely upon Seller’s representation to Buyer that (i) none of such individuals were designers who were asked to create their own art work and (ii) such individuals worked with art either owned or appropriately licensed by the Seller, the Seller agrees that within thirty (30) days after the Closing Date the Seller will satisfy, in Buyer’s reasonable determination, each of the remaining Closing Conditions. The Seller will indemnify and hold each Indemnified Buyer Party harmless from and against any Damages that any Indemnified Buyer Party may sustain, suffer or incur and that result from, arise out of or relate to Seller’s inability to satisfy any Closing Condition on or after the Closing Date, and any claim for indemnification hereunder shall be deemed to be a claim for indemnification under Section 10 of the Purchase Agreement; provided, however, that neither the Threshold Amount nor the Cap shall apply to any claim for indemnification hereunder.

Mr. Harold M. Anderson
C.R. Gibson, Inc.
November 30, 2007

If the foregoing correctly reflects our mutual understanding, please execute and return the enclosed copy of this letter.

Very truly yours,

DELTA ACQUISITION, LLC

By: /s/ Christopher J. Munyan
Christopher J. Munyan
President

CSS INDUSTRIES, INC.

By: /s/ Christopher J. Munyan
Christopher J. Munyan
President and Chief Executive Officer

Agreed to and accepted as of this 30th day of November, 2007 by:

C.R. GIBSON, INC., on behalf of itself and its shareholders

By: /s/ Harold M. Anderson
Name: Harold M. Anderson
Title: CEO

cc:  Timothy K. Corley
       Timothy K. Corley, P.C.
       2815 Darby Drive
       Florence, AL 35630